Management Report

Reckless Spirits LLC

For the period ended December 31, 2024

Prepared by

Catherine Nueva España

Prepared on

February 23, 2026

Table of Contents

FY2024 Profit and Loss Accrual

Reckless Spirits LLC

January 1-December 31, 2024

	Total
Income	
	0.00
Total for Income	**$0.00**
Gross Profit	**$0.00**
Expenses	
	0.00
	0.00
Total for Expenses	**$0.00**
Net Operating Income	**$0.00**
Other Income	
Other income	
Interest income	0.00
Total for Other income	**$0.00**
Total for Other Income	**$0.00**
Net Other Income	**$0.00**
Net Income	**$0.00**

*Reckless Spirits ran a Kickstarter fundraiser in 2024; however, the income was not realized until 2025.

There was no other financial activity in this period.

Accrual Basis Thursday, March 26, 2026 11:12 PM GMTZ

FY2024 Balance Sheet Accrual
Reckless Spirits LLC
As of December 31, 2024

	Total
Assets	
Current Assets	0.00
Total for Current Assets	**$0.00**
Total for Assets	**$0.00**
Liabilities and Equity	
Liabilities	
Current Liabilities	0.00
Total for Current Liabilities	**$0.00**
Total for Liabilities	**$0.00**
Equity	
Retained Earnings	
Net Income	0.00
Total for Equity	**$0.00**
Total for Liabilities and Equity	**$0.00**

*Reckless Spirits ran a Kickstarter fundraiser in 2024; however, the income was not realized until 2025. There was no other financial activity in this period.

FY2024 Statement of Cash Flows

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
NET CASH INCREASE FOR PERIOD	
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$0.00**

Reckless Spirits ran a Kickstarter fundraiser in 2024; however, the income was not realized until 2025. There was no other financial activity in this period.

RECKLESS SPIRITS LLC - EIN 99-4083809

STATEMENT OF CHANGES IN EQUITY

2/20/26

For the period 1/1/2024 - 12/31/2024

Opening Balance	Net Income/Loss	Dividends	Share Capital /Issuance	Other Income	Treasury Shares	Prior Period Adjustments	Closing Balance
100	0	0	0	0	0	0	100

Reckless Spirits
Footnotes to Financial Statements
Prepared February 27, 2026.

FY2024 Profit and Loss

1. Income: Reckless Spirits ran a Kickstarter fundraiser in 2024; however, this income was not realized until 2025.
2. General: There was no other financial activity in 2024.

FY2024 Profit and Loss

1. No notes

FY2024 Cashflow

1. No Notes

FY2025 Profit and Loss

Income

1. Kickstarter cash: Participants in our Kickstarter fundraising platform do not receive equity, profit-sharing, perks or any other benefits.
2. NWFF and other Donations: Northwest Film Forum, a 501(c) 3 incorporated in Washington State, and a fiscal sponsor, processes tax deductible donations to the Reckless Spirit project.
3. RS Merch and Related Sales: does not have an associated Cost of Goods Sold amount, as it is donated materials.

FY2025 Balance Sheet

1. Bank Accounts: Income from Kickstarter fundraiser as well as miscellaneous donations and contributions.

FY2025 Cashflow

1. No Notes